Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

GENCO IN DISCUSSIONS WITH HAYWOOD

February 1, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) reports that it is in discussions to retain Haywood Securities Inc. in an advisory role with respect to future potential mergers and acquisition activities involving Genco and its La Guitarra Mine in Mexico.

Genco recently announced a 415% increase in Mining Reserves to 47 Million Silver Equivalent Ounces. For further information, please refer to Genco’s “La Guitarra Technical Report” dated January 29, 2010, which can be found on the Company’s website www.gencoresources.com and/or filed on SEDAR www.sedar.com [NI 43-101 Compliant].

Genco’s Acting CEO, Robert Gardner, stated that "We remain confident that La Guitarra will become one of the America’s premier silver mines. In a proactive move aimed towards expansion, Genco is examining several financing options and long-term plans for La Guitarra.”

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco aims to create solid shareholder value through increased silver production and reserve & resource growth.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.